NO ACT

DC/PE 1-3-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08041690

March 3, 2008

Received SEC
MAR 0 3 2008
Washington, DC 20549

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/3/2008

Peter J. Sherry, Jr.
Secretary
Office of the Secretary
Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, MI 48126

Re: Ford Motor Company
Incoming letter dated January 3, 2008

Dear Mr. Sherry:

This is in response to your letter dated January 3, 2008 concerning the shareholder proposal submitted to Ford by Jack E. Leeds. We also have received a letter on the proponent's behalf dated January 7, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 1 0 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

RECEIVED
2008 JAN -7 AM 9:54
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 3, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Jack E. Leeds

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2008 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 8, 2008.

Mr. Jack E. Leeds (the "Proponent") has submitted for inclusion in the 2008 Proxy Materials a proposal and supporting statement requesting that Ford establish a committee of independent directors to investigate, evaluate (before the fact if possible), and make recommendations regarding any conflict of interest between Class B stock shareholders and common stock shareholders with one of the objectives of the committee to reach an agreement with Class B stock shareholders to reduce their "16-vote per share" voting power (see Exhibit 1; the "Proposal"). Mr. Leeds has appointed Mr. John Chevedden as his representative regarding the Proposal. The Company proposes to omit the Proposal from its 2008 Proxy Materials for the following reasons:

- The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.
- The Proposal is excludable under Rule 14a-8(i)(11) because it substantially duplicates another proposal previously submitted to the Company by another proponent that will be included in the Company's 2008 Proxy Materials.

The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.
>
> ***
>
> However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder to vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal seeks to establish an independent board committee to evaluate potential conflicts of interests between Class B stock shareholders and common stock shareholders. Pursuant to a long line of previous No-Action Letters, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted from Ford's 2008 Proxy Materials as it requests the Company to establish a committee to investigate potential conflicts of interests that may be the subject of legal action. Ford is incorporated in Delaware and the laws of that state provide that directors have a fiduciary duty to represent the interests of all shareholders (*see Merritt v. Colonial Foods, Inc.* 505 A2d 757 (Ch. Ct. 1986)). Consequently, each director is required to act in the best interests of all shareholders in accordance with their fiduciary duties under Delaware law and the Company's Restated Certificate of Incorporation. The Company has established, and adheres to, procedures and compliance programs to ensure that conflicts of interests between and among the Company, officers, directors, or shareholders are investigated and resolved. These types of activities are at the heart of a director's fiduciary responsibilities to a corporation and its shareholders.

The Proponent cites reasons he believes that an independent committee would be advantageous. One cited instance was the recapitalization of the Company known as the Value Enhancement Plan ("VEP") that shareholders approved in 2000. The Company's Certificate of Incorporation provided a means to resolve any perceived conflict between classes of shareholders regarding the proposed VEP. In that instance, both classes of Ford stock voting separately had to approve of the recapitalization plan in order for it to be adopted. Likewise, the Company's Restated Certificate of Incorporation, which both Class

B stock shareholders and common stock shareholders voting separately approved in August 2000, contains the same mechanism to resolve potential conflicts of interests. The Proponent cites other examples of what he terms as "corrupt" practices that resulted in civil or criminal litigation. The Proponent states that these "developments add to the reason for an Independent Committee to prevent Ford Family conflicts" (see Exhibit 1).

Every company's board has a basic responsibility to protect the company's interests against litigation. A shareholder proposal that interferes with this obligation is inappropriate. Shareholders do not posses the necessary expertise to advise management or the board on complex legal issues. For this reason, the Staff has acknowledged that a shareholder proposal that implicates the conduct of litigation or litigation strategy is properly excludable under Rule 14a-8(i)(7). *See Johnson & Johnson* (February 24, 2006) (exclusion allowed where proposal requested formation of a Scientific Integrity Committee to assure research integrity and detect misconduct). Since the matters the Proponent requests to be investigated could become the subject of litigation, the Proposal is excludable pursuant to Rule 14a-8(i)(7) as ordinary business of the Company.

Additionally, the Proposal may be excluded under Rule 14a-8(i)(7) because it relates to the Company's legal compliance program. One of the Board of Directors' primary responsibilities is its fiduciary obligation to represent the interests of all shareholders. The Company has established various compliance procedures and programs to investigate and evaluate conflicts of interests among interested parties, including shareholders. Shareholders do not possess the expertise to advise the Board on legal compliance programs. The Staff has consistently concurred in the omission of similar proposals as being part of a company's ordinary business. *See Ford Motor Company* (March 19, 2007) (exclusion allowed where proposal requested independent legal committee to investigate potential securities law violations); *The AES Corporation* (January 9, 2007) (exclusion allowed where proposal requested board to create an ethics oversight committee of independent directors to monitor the company's compliance with applicable laws, rules and regulations and the company's code of business conduct and ethics; and *ConocoPhillips* (February 23, 2006) (exclusion allowed where proposal requested the board to investigate, independent of in-house legal counsel, all potential legal liabilities alleged by the proponent to have been omitted from a prospectus). Accordingly, because the Proposal seeks to establish a legal compliance program, it deals with the ordinary business operations of the Company and is, therefore, excludable pursuant to Rule 14a-8(i)(7).

The Proposal Substantially Duplicates a Proposal to be Included in the Proxy Materials

Rule 14a-8(i)(11) permits a company to exclude a proposal if such proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting. The Staff has consistently declined to recommend enforcement action against companies that exclude proposals where the principal thrust or focus of such proposals is substantially the same, even though the proposals may differ somewhat in terms and breadth.

The Company received the Proposal via facsimile transmission on December 2, 2007. The Company also received a proposal via facsimile from the Ray T. Chevedden and

Veronica G. Chevedden Family Trust on November 28, 2007, which the Company intends to include in its 2008 Proxy Materials (Exhibit 2; the "First Proposal"). The First Proposal requests that the Board take steps to adopt a recapitalization plan so that all shares of Ford's outstanding stock have one-vote per share. The proponents of the First Proposal also appointed Mr. John Chevedden as their representative in matters regarding the First Proposal. The Proposal not only calls for an independent committee to investigate conflicts of interests between Class B stock shareholders and common stock shareholders, it also provides that "one of the objectives [of] this independent committee could be to discuss reaching an agreement with the Ford family in a reduction of their current 16-vote per share compared to the one-vote per share for non-family shareholders." This recommendation is substantially duplicative of the First Proposal's request of the Board to negotiate with Class B stock shareholders to relinquish their existing voting rights.

Although the breadth and terms of the First Proposal and the Proposal are nominally different, the principal thrust and focus of each of the proposals is to address the perceived concerns with respect to the different voting rights of the Class B stock shareholders and the common stock shareholders. Both of the proposals list examples of concerns with dual class voting structures and how to ameliorate those concerns. The Proposal recommends an independent committee to investigate and make recommendations regarding conflicts of interests that may arise between each class of shareholders. In addition, the Proposal recommends that one of the objectives of this independent committee should be to accomplish exactly what the First Proposal requests; namely, negotiating with the Class B stock shareholders to reduce their voting rights. The fact that the First Proposal requests a recapitalization plan so that all Ford stock have one-vote per share and the Proposal recommends a gradual reduction of Class B stock rights does not detract from the fact that the principal focus and thrust of the proposals is substantially duplicative, i.e., elimination of the Company's dual class voting structure.

Two proposals need not be identical in order to provide a basis for exclusion under Rule 14a-8(i)(11). In granting No-Action Requests under Rule 14a-8(i)(11), the Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" may be considered substantially duplicative, even where the proposals differ in terms and scope. The Commission has stated that the exclusion is intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *See Release No. 34-12598* (July 7, 1976). *See also General Motors Corporation* (April 5, 2007) (proposal that requested company to provide a report disclosing GM's policies and procedures for political contributions and expenditures was substantially similar to a proposal that requested GM to publish a detailed statement of each contribution made within the prior year in respect of a political campaign, party, referendum or initiative or other attempts to influence legislation); *JPMorgan Chase & Co.* (March 5, 2007) (proposal that urged the Board to adopt a policy whereby at least 50% of future equity compensation be performance-based was substantially similar to a proposal requesting that the company's compensation committee adopt a policy whereby a significant portion of restricted stock and restricted stock units require the achievement of performance goals prior to vesting); *Constellation Energy Group, Inc.* (February 19, 2004) (proposal requesting the compensation committee to utilize performance and time based restricted share programs in lieu of stock options substantially duplicated a proposal requesting the compensation committee to replace the current system of compensation for executives with a commonsense executive compensation program including limiting the CEO's salary, annual bonus, long-term equity grants, and severance arrangements); and *Ford Motor Company* (February 19, 2004) (proposal requesting the Company to adopt fuel mileage and greenhouse gas emission goals similar to those contained in recent Congressional proposals substantially similar to a proposal requesting the Company to report on its greenhouse gas emissions, how it intended to ensure competitive positioning under various regulatory scenarios, and how the Company could significantly reduce greenhouse gas emissions from its fleet of vehicles). In each of the above cited No-Action Letters, the terms and breadth of the proposals differed but the principal thrust and focus of the proposals were substantially duplicative.

Additionally, shareholders will likely be confused when asked to vote on two separate proposals that relate to substantially the same subject matter. Shareholders will rightfully ask what substantive differences exist between the Proposal and the First Proposal. Both request the Board to address the perceived concerns the proponents have regarding the Company's dual class voting structure. Indeed, both proposals recommend that the Class B stock shareholders voting rights be relinquished or reduced. According to the line of No-Action Letters referred to above, the test is not whether the proposals request identical action, but rather whether the focus and thrust of the proposals are substantially duplicative. Clearly in this instance, the thrust and focus of the proposals are substantially similar; namely, to address concerns raised by the Company's dual class voting structure. This is precisely the type of shareholder confusion that Rule 14a-8(i)(11) was intended to eliminate. Consequently, the Company respectfully requests the concurrence of the Staff that the Proposal may be omitted from the Company's 2008 Proxy Materials pursuant to Rule 14a-8(i)(11).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2008 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2008 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2008 Proxy Materials by sending him a copy of this letter and its exhibit. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

Enclosure

Exhibits
cc: Mr. John Chevedden (via Federal Express)

[redacted]

EXHIBIT 1

Jack E. Leeds
44930 Dunbarton Drive
Novi, MI 48375

Mr. William Ford, Jr.
Chairman
Ford Motor Company (F)
One American Road
Dearborn, MI 48126
PH: 313-322-3000
FX: 313-845-7512

Rule 14a-8 Proposal

Dear Mr. Ford,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Jack E. Leeds — Date

cc: Peter Sherry Jr.
Corporate Secretary
PH: 313-323-2130
FX: 313-248-8713
FX: 313-248-1988

- ord. bus.
- 2 proposals
- $ chg

[F: Rule 14a-8 Proposal, December 2, 2007]

3 — Ford Family Conflicts and Independent Committee

RESOLVED: Establish an independent committee to prevent Ford family shareholder conflicts of interest with non-family shareholders.

Ford shareholders request a bylaw to establish a committee of independent non-family directors, with funded access to independent experts, to investigate, evaluate (before the fact if possible) and make recommendations regarding any question of conflict of interest between Ford family shareholders and non-family shareholders.

The standard of independence for the independent non-family directors would be modeled on the standard of the Council of Institutional Investors www.cii.org:

- An independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship.

- Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation.

This is the 6th year that this topic has been on the Ford ballot. In each year this topic won significant approval from non-family Ford shareholders. The initial reason for this proposal topic was the Ford Recapitalization Agreement which was submitted to shareholders in August 2000. Major institutional investors opposed this Ford plan.

The TIAA-CREF teachers retirement fund, and leading state retirement funds in California and New York objected to the recapitulation plan because it put regular shareholders at a further disadvantage to Ford family shareholders.

The Ford Family was allowed to control 40% of the voting power while cutting their Ford stock holdings by 28%. Ford Family shares were allowed 16-votes per share compared to the one-vote per share for regular shareholders.

An additional reason for an independent committee was the 2002 revelation that Goldman Sachs gave lucrative Initial Public Offering (IPO) shares to William Ford, Jr., our current Chairman. This resulted in an initial paper profit of $8 million. Former Enron Chairman Ken Lay and former Tyco CEO Dennis Kozlowski (who both faced criminal charges on other matters) were allowed to buy Goldman IPO shares – but not as many shares as Mr. Ford. Mr. Ford's transaction was among those labeled as "corrupt practices" by the House Financial Services Committee, according to *USA Today*, December 13, 2002. Furthermore Goldman Sachs Group President John Thornton was on the Ford board.

Under pressure Mr. Ford gave his windfall IPO profits to charity instead of returning it to Ford shareholders. And Ford shareholders received no acknowledgement for this donation of their money. These developments add to the reasons for an Independent Committee to prevent Ford Family conflicts.

One of the objectives this independent committee could be to discuss reaching an agreement with the Ford family in a reduction of their current 16-votes per share compared to the one-vote per share for non-family shareholders. It would be important to at least start with a small reduction or a gradual reduction in the super-voting power of the family shares.

Please encourage our board to respond positively to this proposal:

Ford Family Conflicts and Independent Committee –
Yes on 3

Notes:
Jack E. Leeds, 44930 Dunbarton Drive, Novi, MI 48375 sponsors this proposal.

Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

December 4, 2007

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, California 90278

Re: Jack E. Leeds Shareholder Proposal for 2008 Annual Meeting

Dear Mr. Chevedden:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal of Mr. Jack E. Leeds, which we received on December 2, 2007, and the instruction to direct all communications to you. The cover letter requests that the proposal requesting the Board to establish an independent committee to prevent Ford family shareholder conflicts of interest with non-family shareholders (the "Proposal") be included in Ford's 2008 proxy materials. We have confirmed the share ownership eligibility of Mr. Leeds to submit the shareholder proposal.

Please note that Ford reserves the right to file a No-Action Request with the Securities and Exchange Commission ("SEC") in order to exclude the Proposal from its 2008 proxy materials if we believe substantive grounds exist to do so. If we decide to file such a letter, we will notify you in accordance with SEC rules.

If you have any questions relating to the Proposal, please contact me at the number above. Thank you for your interest in the Company.

Very truly yours,

Jerome F. Zaremba

cc: Peter J. Sherry, Jr.

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

EXHIBIT 2

Mr. William Ford, Jr.
Chairman
Ford Motor Company (F)
One American Road
Dearborn, MI 48126
PH: 313-322-3000
FX: 313-845-7512

Rule 14a-8 Proposal

Dear Mr. Ford,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

> olmsted7p (at) earthlink.net
> (In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
> PH: 310-371-7872
> 2215 Nelson Ave., No. 205
> Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Ray T. Chevedden 11-25-07

Ray T. Chevedden Date
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490

cc: Peter Sherry Jr.
Corporate Secretary
PH: 313-323-2130
FX: 313-248-8713
FX: 313-248-1988

[Rule 14a-8 Proposal, November 28, 2007]

3 – Reform Unequal Shareholder Voting

RESOLVED: Shareholders request that our Board take steps to adopt a recapitalization plan for all of Ford's outstanding stock to have one-vote per share. This would include all practicable steps including encouragement and negotiation with Ford family shareholders to request that they relinquish, for the common good of all shareholders, any preexisting rights.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts.

The 2007 edition of this proposal won the all-time highest vote for a shareholder proposal at Ford. In 2005 our management even petitioned the Securities and Exchange Commission in an attempt to prevent shareholders from voting on this topic. Further details are in Ford Motor Company (March 7, 2005) available through SECnet http://www.wsb.com.

Ford Family shares are allowed 16-votes per share compared to the one-vote per share for regular shareholders. This dual-class voting stock reduces accountability by allowing corporate control to be retained by insiders disproportionately to their money at risk.

The danger of giving disproportionate power to insiders is illustrated by Adelphia Communications. Adelphia's dual-class voting stock gave the Rigas family control and contributed to Adelphia's participation in "one of the most extensive financial frauds ever to take place at a public company." See Securities and Exchange Commission Litigation Release No. 17627 (July 24, 2002).

The SEC alleged that Adelphia fraudulently excluded more than $2 billion in bank debt from its financial statements and concealed "rampant self-dealing by the Rigas Family." Meanwhile, the price of Adelphia stock collapsed from $20 to 79¢ in two-years.

Dual-class stock companies like Ford take shareholder money but do not let shareholders have an equal voice in their company's management. Without a voice, shareholders cannot hold management accountable.

In its response to this proposal it may be relevant for our management to advise whether the Ford family can sell its stock at a premium with the 16-votes per share still attached.

The Corporate Library http://www.thecorporatelibrary.com an independent investment research firm said: It is difficult to see any alignment between the interests of the Ford Family and the interests of other shareholders. Former Chairman and CEO William Clay Ford, Jr., his father, former longtime director William Clay Ford, Sr., and Sr.'s nephew, director and former executive Edsel B. Ford II, together own more than 40% of the shares' voting power through dual-class stock ownership. Meanwhile former Chairman and CEO William Clay Ford, Jr. was awarded more $100 million in stock and options over the last five years, while shareholders have suffered a loss of more than 42% of their investment value.

Ford had a market capitalization of $25 billion in 2004 – falling to $17 billion in 2007. It is only right that we as shareholders should be able to hold our board accountable in proportion to the money that we have at risk in our company.

Reform Unequal Shareholder Voting –
Yes on 3

Notes:
Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 7, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Ford Motor Company (F)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Independent Committee
Jack Leeds

Ladies and Gentlemen:

The company January 3, 2008 no action request is another attempt to exclude a resolution topic which previously the company failed to exclude – even upon reconsideration:

> Ford Motor Co. (Recon.)
> WSB No.: 0328200539
> Public Availability Date: Thursday, March 24, 2005
> Abstract:
> ...The staff finds no basis to reconsider its position taken in Ford Motor Co., SEC No-Action Letters Ind. & Summaries (WSB) #0314200525 (March 9, 2005), in which it held that a shareholder proposal, which relates to establishing a committee of independent directors to evaluate and make recommendations regarding potential conflicts of interest, may not be omitted from the company's proxy material under rule 14a-8(i)(3), (i)(6) or (i)(10).

This is the text of the 2008 resolution:

> RESOLVED: Establish an independent committee to prevent Ford family shareholder conflicts of interest with non-family shareholders.
>
> Ford shareholders request a bylaw to establish a committee of independent non-family directors, with funded access to independent experts, to investigate, evaluate (before the fact if possible) and make recommendations regarding any question of conflict of interest between Ford family shareholders and non-family shareholders.
>
> The standard of independence for the independent non-family directors would be modeled on the standard of the Council of Institutional Investors www.cii.org:
>
> - An independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship.
>
> - Stated most simply, an independent director is a person whose directorship

constitutes his or her only connection to the corporation.

The company argument is fundamentally disingenuous. The company highlights that "significant discrimination" would be a resolution topic that could not be excluded because it would "transcend the day-to-day business matters." Yet supposedly a topic that addresses a situation where shareholders who own 3% of the company stock control 40% of the shareholder vote would not "transcend the day-to-day business matters."

Additionally the company does not explain how it could be prevented from excluding a resolution addressing "significant discrimination" by using the same argument it uses against Mr. Leed's resolution. For instance, that since "significant discrimination" can be the subject of "legal action," and the "board has a basic responsibility to protect the company's interest against litigation," thus "a shareholder resolution [regarding 'significant discrimination'] that interferes with this obligation is inappropriate." The company also does not explain how its vague word "inappropriate" (out of place) gets elevated to "excludes."

Additionally the company has "compliance procedures" addressing "significant discrimination." The company does not explains how the "compliance procedures" argument would fail at excluding resolutions addressing "significant discrimination," yet should prevail to exclude Mr. Leed's proposal.

This resolution does not duplicate the resolution titled "Reform Unequal Shareholder Voting" because if the "Reform" resolution was adopted, this "Committee" resolution could still apply to the company indefinitely.

This is the text of the "Reform" resolution:

> RESOLVED: Shareholders request that our Board take steps to adopt a recapitalization plan for all of Ford's outstanding stock to have one-vote per share. This would include all practicable steps including encouragement and negotiation with Ford family shareholders to request that they relinquish, for the common good of all shareholders, any preexisting rights.
>
> This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts.

The "Reform" proposal requires "taking steps" and provides no guarantee that it would ultimately eliminate all unequal shareholder voting. Thus there could still be a significant period or seemingly perpetual period in which unequal voting power could result in a need for this "Committee" resolution.

"Committee" resolutions have also overcome no action challenges regarding committees to address a board's failure to adopt resolutions obtaining a majority vote.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Jack Leeds

Peter Sherry, Jr. <psherry@ford.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 3, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ford Motor Company
Incoming letter dated January 3, 2008

The proposal relates to establishing an independent committee to prevent Ford family shareholder conflicts of interest with non-family shareholders.

There appears to be some basis for your view that Ford may exclude the proposal under rule 14a-8(i)(11), as substantively duplicative of a previously submitted proposal that will be included in Ford's 2008 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Ford omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Ford relies.

Sincerely,

Peggy Kim

Peggy Kim
Attorney-Adviser

END